Exhibit 99.1

SUPER HI INTERNATIONAL HOLDING LTD.

特海國際控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 9658; NASDAQ Symbol: HDL)

List of Directors and their Roles and Functions

The members of the board (the “Board”) of directors (the “Director(s)”) of SUPER HI INTERNATIONAL HOLDING LTD. with effect from April 15, 2026 are set out below:

Ms. SHU Ping (舒萍)	(Chairlady of the Board and Non-executive Director)
Mr. LI Yu (李瑜)	(Executive Director)
Mr. YOON Daejin	(Executive Director)
Ms. LIU Li (劉麗)	(Executive Director)
Mr. TAN Kang Uei, Anthony (陳康威)	(Independent non-executive Director)
Mr. TEO Ser Luck (張思樂)	(Independent non-executive Director)
Mr. LIEN Jown Jing Vincent (連宗正)	(Independent non-executive Director)

There are three Board committees. The table below provides membership information of these committees on which each Board member serves.

Committee Director	Audit Committee	Remuneration Committee	Nomination Committee
Ms. SHU Ping (舒萍)		Member	Chairperson
Mr. LI Yu (李瑜)
Mr. YOON Daejin
Ms. LIU Li (劉麗)
Mr. TAN Kang Uei, Anthony (陳康威)	Member	Member	Member
Mr. TEO Ser Luck (張思樂)	Chairperson	Member	Member
Mr. LIEN Jown Jing Vincent (連宗正)	Member	Chairperson	Member

Singapore, April 15, 2026